

September 2, 2011

<u>Via E-mail</u>
Michael J. Wood
Vice President and Chief Accounting Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

      Re: **Raytheon Company**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 23, 2011
              File No. 001-13699

Dear Mr. Wood:

      We have reviewed your response letter dated July 27, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis, page 30</u>

<u>Other Business Considerations, page 33</u>

1. We note your response to our prior comment 1, relating to quantifying the impacts of profit adjustments on your results and explaining why the profit adjustments occurred. You propose to disclose in MD&A all individually significant profit adjustments and also multiple adjustments with a common driver such that, when aggregated, would be significant even if there are other offsetting items that net to an insignificant overall impact. Please clarify for us that your intended revised disclosure will separately quantify gross favorable and gross unfavorable profit adjustments that individually or in the aggregate are material to either of consolidated or segment results to which they apply, irrespective of the existence of commonality of drivers, accompanied by a level of analysis that is appropriate. We believe disclosure on this basis complies with the requirements of ASC 250-10-50-4. With respect to the commonality of drivers, multiple contracts, which on a gross basis individually are not material but in the aggregate are material, may be adjusted for varying circumstances specific

to each contract. We would expect quantification of the aggregate gross favorable or unfavorable amount of the adjustments to the extent material to either consolidated or segment results to which they apply, despite that no common drivers exist.

Consolidated Results of Operations, page 41
Segment Results, page 46

2. Refer to your response to our prior comment 2. You state that you generally do not collect, review or analyze cost of sales or components thereof on an aggregated basis (e.g., by operating segment or total company). Please explain to us how costs and expenses associated with each of your contracts and programs are accumulated in presenting the major categories of cost and expenses within operating expenses (i.e., cost of sales, administrative and selling, and research and development) presented in your consolidated statements of operations. In particular, explain how you capture the components of cost of sales (i.e., materials, labor and other costs/expenses) and accumulate such for consolidated reporting purposes. In regard to the accumulation of each of the types of costs and expenses comprising operating expenses for consolidated reporting purposes, please clarify for us whether there are accumulations of these costs and expenses by type at the contract, program and segment levels.

3. In connection with your response to our prior comment 2, we note the level of detail in the disclosure of consolidated "cost of sales" in your Form 10-Q for the period ended July 3, 2011. We believe this is meaningful information. We also note in your response that you will enhance your disclosure of cost of sales to discuss the direct link between changes in revenues and associated changes in cost of sales, which we also believe is useful information. However, we believe your disclosure can be further enhanced in regard to the following:

   - Separate disclosure of consolidated cost of sales for each of products and services.
   - Enhanced disclosure, particularly in the "Operating Income (and the related operating margin percentage)" section, of how you analyze and manage contract and program costs, including the respective components of cost of sales (i.e., material, labor, and other costs/expenses) in the determination of contract and program operating performance, consistent with the information contained in your response. Please consider your response to comment 1 above in addressing your expanded disclosure.
   - Discussion, perhaps on an overview basis, of the primary factors that drive operating margins for each segment and that cause margins to vary between segments.
   - Consideration to presenting, preferably in tabular form, the major categories of costs and expenses for each segment in deriving segment operating income or loss so that investors may readily see the relative magnitude of each type of cost and expense on segment results.

Please provide us with your intended disclosure as revised in consideration of the above.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief